On Time Filings, Inc.
1405 Clay Street, #B
Newport Beach, CA 92663

May 26, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3561

Attn: Tarik Gause

Re:              On Time Filings, Inc., a Nevada corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed May 5, 2010
File No. 333-165917

Dear Mr. Gause:

On behalf of On Time Filings, Inc., a Nevada corporation (the “Company”), and in response to your letter dated May 19, 2010, regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed May 5, 2010, as filed with the Securities and Exchange Commission, please note that, on May 26, 2010, the Company filed Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”). As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Our Business, page 4

1.  Revise to disclose your auditor’s going concern opinion in one of the first few paragraphs of your summary.

Response:  The Company has revised its business summary to disclose the auditor’s going concern opinion.

2.   Please explain in more detail here and in your business section your use of outside contractors.

Response: The Company has revised its disclosure to explain its use of outside contractors in more detail here and in the Company’s business section.

Mr. Tarik Gause
Securities and Exchange Commission
May 26, 2010

3.  Refer to the bullet points at the bottom of page 4. Explain whether your current resources are sufficient to continue your business or if the noted items are needed for you to continue generating revenues.

Response:  The Company has revised its disclosure to specify that current resources are sufficient to continue the Company’s business.

Use of Proceeds, page 11

4. We note from your disclosure on page 9 that you believe your ongoing reporting obligations will be about $25,000 per year, yet you have only allocated $18,000 to working capital if minimum offering proceeds are raised. Explain how you intend to pay the additional expenses of being a public company if you raise $50,000 or less.

Response:  The Company has revised its disclosure to specify how the Company intends to pay the additional expenses of being a public company if it raises $50,000 or less.

5. Please revise the final sentence of this section to clarify, if true, that your sole officer and director is not obligated to contribute funds to cover offering expenses.

Response:  The Company has revised its disclosure to clarify that its sole officer and director is not obligated to contribute funds to cover offering expenses.

Primary Offering, page 13

6. Please provide, as you have on the prospectus cover, the number of days from the date of effectiveness that the offering will end.

Response:  The Company has revised its disclosure to provide the number of days from the date of effectiveness that the offering will end.

Growth Strategy, page 17

7. We note your revision in response to our prior comment number 21. Please revise further to state, if true, that the compensation paid to your sole officer and director is less than the market rate and this is how you will provide competitive pricing for your services.

Response:  The Company has revised its disclosure to specify that the compensation paid to the Company’s sole officer and director is less than the market rate and this is how the Company will provide competitive pricing for its services.

Operating Expenses, page 19

8. Either revise your reference to $44,799 in general and administrative expenses or advise.

Response:  The Company has revised its reference to $44,799 in general and administrative expenses.

Mr. Tarik Gause
Securities and Exchange Commission
May 26, 2010

Summary Compensation Table, page 21

9. Please revise the table to reflect the amount earned by your sole officer and director for services provided in 2009.

Response:  The Company has revised the table to reflect the amount earned by the Company’s sole officer and director for services provided in 2009.

Note 2. Fair Value of Financial Instruments

10. We note your statement that the carrying value of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximates their fair value due to the short period to maturity of these instruments. However, it is unclear to us why you have included these accounts in this fair value table given that they do not appear to be assets and liabilities measured at fair value, nor why they are included under level three if they were measured at fair value. Please advise or remove this table in its entirety.

Response:  The Company has revised its disclosure to remove this table in its entirety.

Other

11. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response:  The Company has revised its disclosure to include updated financial statements for period ended March 31, 2010.

Hopefully, this enclosed response letter and Amendment No. 2 adequately address the issues raised in your comment letter dated May 19, 2010.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

On Time Filings, Inc.

/s/ Suzanne Fischer
Suzanne Fischer
Chief Executive Officer